File No. 70-8803

CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NEES Energy, Inc.




	In accordance with the order of the Securities and Exchange Commission dated May 23, 1996, the following is a report for the second quarter of fiscal year 2002:


1.	NEES Energy, Inc. (NEES Energy), a Massachusetts Corporation, was formed on June 14, 1996. The corporation was capitalized on August 9, 1996 when one thousand shares of NEES Energy common stock were issued and sold to New England Electric System (NEES). On March 22, 2000, NEES was acquired by National Grid Group plc, and renamed National Grid USA. In conjunction with the merger, the Company's accounting year changed from a calendar year to a fiscal year beginning April 1 and ending March 31.


2.	In connection with the merger of NEES and National Grid Group plc, as of
March 22, 2000, the estimated fair value of AllEnergy Marketing Co., LLC
(a wholly owned subsidiary of NEES Energy, Inc.) was recorded as an asset held for sale. This estimate changed due to intercompany borrowings and repayments. Also, the estimate was revised to reflect the net realizable value of the company as well as estimated operating losses incurred during the holding period. The amount remaining at March 31, 2001 was reclassified to consolidated National Grid USA goodwill.


3.	As of December 31, 2000, AllEnergy Marketing Company, LLC had sold its two subsidiaries (Texas Liquids, LLC and Texas Ohio Gas Inc.) and virtually all of its operating divisions to unaffiliated third parties.
All remaining business activities were resolved during the fourth quarter of fiscal year 2001.


4.	Effective August 24, 2001, AllEnergy Marketing Company, LLC changed its name to AEMC, L.L.C.

5.	As of September 30, 2001, National Grid USA had purchased 1,000 shares of NEES Energy common stock and made subordinated loans and other paid-in capital contributions to NEES Energy totaling $22,888,000 and $10,655,000, respectively.


6.	As of September 30, 2001, NEES Energy had no permanent personnel and during the second quarter of fiscal year 2002 there were no individuals assigned on a substantially full-time basis.




7.	During the second quarter of fiscal year 2002, NEES Energy had no kilowatt hours sold or marketed.


8.	Attached in Exhibits A through C are a consolidated balance sheet as of
September 30, 2001, consolidated income statements and statements of cash flows for the quarter, six months and twelve months ended September
30, 2001.




	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.



						    NEES Energy, Inc.

							S/ John G. Cochrane
						By  ___________________________
						    John G. Cochrane
						    President and Treasurer


Date: November 27, 2001




EXHIBIT INDEX



Exhibit No.	Description	Page
-----------	-----------	----

	A	Consolidated Balance Sheet	Filed
		at September 30, 2001	herewith
		(Unaudited, Subject to Adjustment)

	B	Consolidated Statement of Income and	Filed
		Accumulated Deficit For the Quarter	herewith
		and Six Months ended September 30, 2001
		(Unaudited, Subject to Adjustment)

	C	Consolidated Statement of Cash Flows	Filed
		For the Quarter and Six Months		herewith
		ended September 30, 2001
		(Unaudited, Subject to Adjustment)

	B1	Consolidated Statement of Income and	Filed
		Accumulated Deficit for the Twelve Months	herewith
		ended September 30, 2001
		(Unaudited, Subject to Adjustment)

	C1	Consoldiated Statement of Cash Flows for	Filed
		the Twelve Months ended September 30, 2001	Herewith
		(Unaudited, Subject to Adjustment)



				Exhibit A

NEES Energy, Inc.
Consolidated Balance Sheet
(Thousands of Dollars)
As of September 30, 2001
(Unaudited, Subject to Adjustment)

ASSETS
------
Current assets:
	Cash	$    26
	Tax benefits receivable	18,870
			-------
	Total current assets	18,896
			-------

Total assets	$18,896
			=======

LIABILITIES AND CAPITALIZATION
------------------------------

Current liabilities:
	Accounts payable to affiliates	$    12
	Accrued expenses	2,728
			-------
	Total current liabilities	$ 2,740
			-------

Parent company's investment:
	Subordinated notes payable to parent	22,888
	Common stock, par value $1 per share	1
	Other paid-in capital	(6,527)
	Accumulated deficit	(206)
			-------
	Total parent company's investment	16,156
			-------
Total liabilities and parent company's investment	$18,896
			=======





			Exhibit B


NEES ENERGY, INC.
Consolidated Statement of Income and Accumulated Deficit
(Thousands of Dollars)
For the Periods Ended September 30, 2001
(Unaudited, Subject to Adjustment)

				Six
			Quarter	Months
			-------	------
INCOME

	Revenue	$   0	$   0
			-----	-----
	Total income	0	0
			-----	-----


EXPENSES

	Operating expenses
		General and administrative expenses	95	105
		Income tax	(33)	(40)
			-----	-----
	Total operating expenses	62	65
			-----	-----

	Operating income (loss)	(62)	(65)

	Other income (expense), net	18	1
			-----	-----
	Operating and other income (loss)	(44)	(64)

	Interest expense	14	14
			-----	-----

	Net income (loss)	(58)	(78)

Accumulated deficit at beginning of period	(148)	(128)
			-----	-----
Accumulated deficit at end of period	$(206)	$(206)
			=====	=====








					Exhibit C

NEES Energy, Inc.
Consolidated Statement of Cash Flows
(Thousands of Dollars)
For the Periods Ended September 30, 2001
(Unaudited, Subject to Adjustment)

				Six
			Quarter	Months
			-------	------

Operating activities:
	Net income (loss)	$   (58)	$   (78)

	Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

		Depreciation and amortization
		(Increase) decrease in accounts receivable	0	132
		(Increase) decrease in tax benefits receivable	(33)	(44)
		(Increase) decrease in current liabilities	(253)	(4,115)
				-------	-------
Net cash provided by (used in) operating activities	(344)	(4,105)
				-------	-------

Financing activities:
	Change in subordinated notes payable to parent	350	4,075
				-------	-------
	Net cash provided by (used in) financing activities	350	4,075
				-------	-------

Net increase (decrease) in cash and cash equivalents	6	(30)

Cash and cash equivalents at beginning of period	20	56
				-------	-------

Cash and cash equivalents at end of period	$    26	$    26
				=======	=======







			Exhibit B1


NEES ENERGY, INC.
Consolidated Statement of Income and Accumulated Deficit
(Thousands of Dollars)
For the 12 Months Ended September 30, 2001
(Unaudited, Subject to Adjustment)


INCOME

	Revenue		$   0
				-----
	Total income		0
				-----


EXPENSES

	Operating expenses
		General & administrative expenses		198
		Income tax		(73)
				-----
	Total operating expenses		125
				-----

	Operating income (loss)		(125)
				-----
	Other income (expense)

		Goodwill amortization		320
		Other		(5)
				-----
	Other income (expense), net		315
				-----

	Operating and other income (loss)		190

	Interest expense		(14)
				-----
	Net income (loss)		176

Accumulated deficit at beginning of period		(382)
				-----
Accumulated deficit at end of period		$(206)
				=====







					Exhibit C1

NEES Energy, Inc.
Consolidated Statement of Cash Flows
(Thousands of Dollars)
For the Twelve Months September 30, 2001
(Unaudited, Subject to Adjustment)


Operating activities:
	Net income (loss)		$     176

	Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

		Depreciation and amortization		(320)
		(Increase) decrease in deferred taxes		818
		(Increase) decrease in tax benefits receivable		(18,870)
		(Increase) decrease in asset held for
		  sale-AllEnergy		136,505
		(Increase) decrease in other current assets		939
		(Increase) decrease in current liabilities		2,735
		Other, net		27,565
					---------
Net cash provided by (used in) operating activities		149,548
					---------

Financing activities:
	Change in subordinated notes payable to parent		(149,634)
					---------
	Net cash provided by (used in) financing activities		(149,634)
					---------

Net increase (decrease) in cash and cash equivalents		$     (86)

Cash and cash equivalents at beginning of period		112
					---------

Cash and cash equivalents at end of period		$      26
					=========